Board of Management

05012464

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

SUPPL

Amsterdam, 2 November 2005
Re: Acquisition Delta Pharma Inc. and Delta Solutions Inc.

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam

Vedior
where people matter

Amsterdam, The Netherlands

Vedior acquires US life sciences recruitment specialist

For release at 9.00am on 2 November 2005

Vedior is pleased to announce it has acquired an 80% interest in Delta Pharma, Inc. and Delta Solutions, Inc. ("Delta" or "the Company"). Delta Pharma, Inc. provides life sciences recruitment solutions to assist the clinical trials/certification process within the pharmaceutical and biotechnology industries while Delta Solutions, Inc. provides specialist IT staffing and consultancy services principally aimed at the life sciences market.

Zach Miles, Vedior's Chief Executive said, *"I am very pleased to add this highly qualified and fast growing niche to Vedior's portfolio. Delta fits neatly into the diverse spectrum of professional/executive and traditional recruitment services we offer in the US particularly complementing our existing Clinical One and Locum Medical Group healthcare brands. We look forward to assisting Delta with its national development plans and enabling them to leverage value from being part of the Group."*

Established in 1996, the Company achieved unaudited annual sales to 31 October 2005 of $18.0 million (€14.2 million). Headquartered in Chicago, Delta supports clinical trials throughout the US providing clients with the ability to streamline clinical trials through expertise within key practice concentrations including clinical research, data management, clinical support & clinical development.

Pharmaceutical, biotechnology, medical equipment manufacturers and healthcare organisations face significant challenges meeting staffing needs that arise during the drug development lifecycle. Delta provides qualified personnel such as scientists, chemists, lab technicians, medical writers, clinical research associates, clinical data managers, and regulatory and quality assurance specialists on a long term contract basis. In addition, Delta's Clinical Solutions Group provides offsite monitoring, medical writing and data management.

Delta's existing management team will continue to develop the Company. The outstanding 20% interest will remain with management of the Company with Vedior having the right to acquire these shares in due course.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors in 43 countries. Annual sales for 2004 were €6,467 million.

From its global network, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education as well as administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary